EXHIBIT 99.1

Caledonia declares quarterly dividend of 7.5 cents per share

ST HELIER, Jersey, April 29, 2020 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc ("Caledonia" or the "Company") (NYSE AMERICAN: CMCL; AIM: CMCL; TSX: CAL) announces that its board of directors has declared a dividend of seven and a half United States cents (US$0.075) on each of the Company's common shares.

On April 1, 2020 the board deferred the decision to declare the quarterly dividend in light of the uncertainty surrounding the COVID-19 pandemic. The board has been encouraged by the continued operations of the Blanket Mine and the re-opening of important supply lines, accordingly the quarterly dividend has now been declared.

Highlights

  The dividend is maintained at the increased level of 7.5 cents per share following the dividend increase effected in January 2020
  A strong balance sheet with current cash on hand of $14.1 million at April 24, 2020 gives the directors sufficient confidence in the solvency of the business and its resilience in the current macro-economic environment
  Dividend will be paid on May 29, 2020
  Blanket’s supply chain of consumables and spare parts improved substantially and is close to normal
  Blanket is now re-establishing full production having operated at approximately 93 per cent of capacity during lockdown
  Blanket Mine continues to support initiatives to combat the spread of COVID-19 in Zimbabwe

A key consideration in the decision to defer the April dividend was uncertainty relating to Blanket’s supply chain from South Africa. During the initial lockdown, Blanket operated using its inventories of consumables and spare parts. However, the South African mining industry and its allied supply sector is restarting operations and Blanket has partially resumed the procurement of consumables and equipment despite the lockdown period being extended.

Blanket Mine has operated throughout the 21-day lockdown in Zimbabwe which came into effect from March 30, 2020 with permission from the Government. During this period, Blanket has modified its operating procedures to safeguard against the spread of COVID-19 resulting in Blanket operating at approximately 93 per cent of its target production rate. The Zimbabwe lockdown has been extended by a further 14 days, but Blanket, and the Zimbabwean mining industry in general, has been granted special dispensation to continue operations.

Blanket continues to support initiatives to combat the spread of COVID-19 in Zimbabwe. Blanket Mine has donated ZWL 16 million via the Chamber of Mines Zimbabwe to assist in the fight against COVID-19 and has committed to make further weekly donations of ZWL 5 million to COVID-19 related projects provided it continues to operate at a reasonable level of production; and Blanket has provided practical assistance and supplies to local authorities in its area.

Leigh Wilson, Caledonia’s Chairman, commented:

"Blanket Mine has continued to operate during the recent regional shut down: it has paid its workers, suppliers and the Zimbabwe tax authorities as usual; and it has continued to generate substantial foreign exchange for Zimbabwe. Blanket has also made substantial contributions to fight the COVID-19 pandemic in Zimbabwe: provided Blanket maintains a reasonable level of production, it will make further significant contributions. Against this backdrop, and in light of the Company’s consistently healthy balance sheet, the board feels it appropriate that Caledonia declares the quarterly dividend which had previously been deferred.

“Our ability to make this dividend payment whilst at the same time making larger contributions to the fight against COVID-19 is testament to the resilience of our business.

"The continuation of the Caledonia dividend will, as usual, depend on factors including: Blanket maintaining a reasonable level of production; receiving payment in full and on-time for all gold sales; being able to make the necessary local and international payments and being able to replenish its supplies of consumables and other items.

"Our balance sheet remains in an enviable position and the dividend remains comfortably affordable. Today's announcement is a continuation of the prudent approach to capital allocation that we have followed for several years - a path that we expect to continue."

The relevant dates relating to the dividend are as follows:

  Ex-dividend date: May 14, 2020
  Record date: May 15, 2020
  Dividend cheque mailing date: May 29, 2020

Shareholders and depositary interest holders in Canada and the UK will be paid in Canadian Dollars and Sterling respectively.  The Canadian Dollar and Sterling dividend payments will be calculated using the relevant Bank of Canada exchange rates on the record date.

Caledonia's Dividend Policy

Caledonia's strategy to maximise shareholder value includes a quarterly dividend policy which the board of directors adopted in 2014. The board will consider future dividends and any increases in the dividend as appropriate in line with its prudent approach to risk management.

About Caledonia

Caledonia's primary asset is a 64 per cent interest in an operating gold mine in Zimbabwe ("Blanket Mine" or “Blanket”). Caledonia's shares are listed on the NYSE American (symbol: CMCL) and on the Toronto Stock Exchange (symbol: CAL) and depositary interests representing the shares are traded on London's AIM (symbol: CMCL).

Caledonia's consolidated cash position on April 24, 2020 was $14.1 million. At the current quarterly dividend of 7.5 cents per share, the dividend payment in May amounts to approximately $860,000, approximately six per cent of Caledonia's available cash at the above date. Caledonia expects to publish its results for the quarter to March 31, 2020 on or around May 14, 2020.

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 800 Tel: +44 759 078 1139

WH Ireland (Nomad & Broker) Adrian Hadden/James Sinclair-Ford	Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

The information contained within this announcement is deemed by the Company to constitute inside information under the Market Abuse Regulation (EU) No. 596/2014.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “envisage”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Securityholders, potential securityholders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)) availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

This news release is not an offer of the common shares of Caledonia for sale in the United States. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the common shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.